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                                   FILING PURSUANT TO RULE 425
                                   FILER: EXCALIBUR TECHNOLOGIES CORPORATION
                                   SUBJECT COMPANY: EXCALIBUR
                                   TECHNOLOGIES CORPORATION
                                   NO. 0-9747

Excalibur issued the following press release on May 1, 2000:

Company Press Release

Intel, Excalibur to Form Interactive Media Services Company

New Company to Offer Technologies to Produce and Securely Deliver Audio and Video Content over the Internet

Note: Intel and Excalibur executives will host a teleconference to discuss the details of this agreement and answer questions at 11:30 a.m. (PDT) on Monday, May 1. Press and analysts interested in hearing about this announcement may call into the teleconference by dialing 719/457-2661. A full recording of the briefing can be accessed through May 5 by calling 719/457-0820. The passcode is 688823.

SANTA CLARA, Calif. & VIENNA, Va.--(BUSINESS WIRE)--May 1, 2000-- Intel Corporation and Excalibur Technologies Corporation, a market-leading developer of content management products, announced today that they have signed an agreement to form a new company that will enable owners of branded high-value content, such as sports and entertainment, to produce and securely sell their audio and video content over the Internet.

The new company will offer a compelling, one-stop solution with key Internet technologies.

Under the terms of the agreement, Intel will contribute its Interactive Media Services division and invest $150 million in exchange for 60 percent of the new company's equity. Intel will take a 49 percent position in the voting stock of the new company and the balance of its investment in non-voting stock.

Excalibur will combine its entire business operations with those of the new company, with Excalibur stockholders receiving 40 percent ownership in the new company in exchange for their Excalibur stock. Excalibur shareholders will receive one share of stock in the new company for each share they hold of Excalibur.

Holders of 29 percent of Excalibur's outstanding voting stock have agreed to vote in favor of the transaction. Other financial details were not disclosed

Today, compatible technologies and business models do not exist from one company in a fully integrated way that enable branded, valuable content to be delivered to subscribers over the Internet. The new company will seek to solve this problem by combining Excalibur's market-
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leading content management technologies for producing valuable media archives with Intel's patented technology for content protection.

This will enable new business models, such as subscription services, and provide consumers access to a new class of branded interactive media, including some content never before seen on the Internet - such as old newsreels, films, sports highlights and television programs.

"We are combining key technologies to create the premier interactive media services company that will provide branded content owners a means to retrieve value from digital content," said Ronald J. Whittier, senior vice president and general manager of Intel's Interactive Media Services.

"This new company's services will enable end users to interact with and enjoy branded content they've never before had access to on the Web, and content owners will be able to deliver their content knowing where it's going, who's using it and how it's getting there," said Patrick C. Condo, president and CEO of Excalibur. "We believe this new company will empower end users and content owners as never before."

Excalibur is a leading supplier of intelligent software for indexing, searching, retrieving and managing multimedia content.

It sells its RetrievalWare(R) advanced text search and retrieval product for end user Intranet portal and eCommerce applications, and its Screening Room(R) video content management product both as a standalone application and as a value-added component of application service provider offerings.

Sales and support for the RetrievalWare and Screening Room product lines will continue as a part of the new company operations, and will be augmented through the addition of enhanced hosted services. Additionally, Excalibur's expertise and technology in advanced video and data encoding, logging, indexing, and search and retrieval capabilities will be contributed to the new company.

The transaction is subject to regulatory review, Excalibur stockholder approval and other normal closing conditions. All other necessary corporate approvals have been obtained by Excalibur and Intel. Completion of the transaction and the new company's launch is expected in the third quarter of this year.

Ronald J. Whittier will resign from Intel to become chairman of the board and CEO of the new company. Patrick C. Condo will become president and COO.

About Intel

Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products.

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Intel's Interactive Media Services, which is part of the Intel New Business
Group, is a service business that provides solutions to content customers and broadcast networks as they deliver digital content to end users using the Internet and emerging broadband environments. Additional information about Intel is available at www.intel.com/pressroom.
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About Excalibur

Excalibur (NASDAQ:EXCA - news) is the world's leading developer of advanced,
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search-powered, multimedia software for intelligently accessing and utilizing digital content, including text, images and video, over the Internet, intranets and extranets.

Recognized for their accuracy, scalability and security, the Excalibur products family includes Screening Room(R) for video content management applications, RetrievalWare(R) for text-centric searching, WebExpress for online search applications, Excalibur Internet Spider for multimedia web crawling, CDExpress for CD publishing applications and the Visual RetrievalWare Toolkit for developing image-based search applications.

Founded in 1980, Excalibur employs over 240 people worldwide. The company is headquartered in Vienna, VA with offices, distributors and subsidiaries located throughout the world.

This release contains forward-looking statements, which are based upon current expectations or beliefs, as well as a number of assumptions about future events.

The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and growth in the computing industry and continued success in technological advances, any of which may cause actual results to differ materially from those described in the statements.

In addition to the factors discussed above, other factors that could cause actual results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and Form 10-K filings with the Securities and Exchange Commission.

Intel and Excalibur plan to file a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). WE URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov.
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INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY
BEFORE MAKING A DECISION CONCERNING THE MERGER.

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Intel, Excalibur and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Excalibur stockholders with respect to the transactions contemplated by the merger agreement. Information concerning the participants in the solicitation will be set forth in the proxy statement/prospectus when it is filed with the Commission.

This document contains forward-looking statements, which are based upon current expectations or beliefs, as well as a number of assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and growth, continued success in technological advances, costs related to the proposed merger, the inability to obtain governmental approval of the proposed merger, substantial delay in the expected closing of the merger and the risk that the business of the Interactive Media Services division of Intel and Excalibur's businesses will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, other factors that could cause actual results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and Form 10-K filings with the Commission.

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